January 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention:  W. John Cash, Branch Chief

Re:                        Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 23, 2013

File No. 1-5828

Dear Mr. Cash:

We provide below responses to the Staff’s comment letter dated December 17, 2013.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response.  Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements

1.                    We note your response to prior comment number three. To facilitate our understanding of your materiality and presentation conclusions, please provide us the following additional information:

•                 Provide your analysis, prepared in accordance with SAB Topics 1:M & 1:N, that supports your materiality conclusion regarding the impact of your recent change in determining inventoriable costs.

Carpenter Response

In assessing the materiality of the change in determining the amount of pension and OPEB benefit costs that should be considered as inventoriable costs, the Company considered both quantitative and qualitative factors in accordance with the guidance included in SAB Topic 1.M and 1.N.

U.S. Securities and Exchange Commission

January 15, 2014

The following is the pre-tax impact of the change on the periods presented:

	Year Ended June 30,
(in millions)	2013	2012	2011

Rollover approach	$1.3	$(1.7)	$-

Iron Curtain Approach	$2.7	N/A	N/A

The detailed calculations supporting the quantitative assessment of materiality of the change for the periods presented are included as an exhibit to this letter.

From a qualitative perspective, the guidance includes considerations that “may well render material a quantitatively small misstatement of a financial statement item are” as follows:

•                 Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The change in determining inventoriable costs is capable of precise measurement.

•                 Whether the misstatement masks a change in earnings or other trends

The Company does not believe the impact of making the change in inventoriable pension and OPEB costs masked a change in earnings or other trends in the periods presented as supported in the quantitative calculations included as an exhibit to this letter. In addition, the Company regularly discusses operating income and operating margins excluding surcharges and pension earnings, interest and deferrals (“EID”) expense. While not the only financial metrics reported and discussed, these are non-GAAP measures that the Company  believes are helpful in analyzing the operating performance of the Company particularly as pension EID may be volatile due to changes in the financial markets. The impact of the change in inventory capitalization of a portion of the pension and OPEB benefit costs would have no impact on operating income excluding pension EID, as reported in the periods presented.

•                 Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The Company believes that given the quantitative calculations included as an exhibit to this letter support that the impact of the change in inventoriable costs would not have been material enough to hide a failure to meet analysts’ consensus expectations in any given period.

U.S. Securities and Exchange Commission

January 15, 2014

•                 Whether the misstatement changes a loss into income or vice versa

The impact of the change in inventoriable costs would not have changed the income reported in any of the periods presented to a loss.

•                 Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Historically, the Company has excluded the amounts that will now be considered for inventory capitalization from the segment operating income. The service cost component of the Company’s net pension expense is included in the operating income of the Company’s segments. The residual net pension expense, which is comprised of the expected return on plan assets, interest costs and amortization of actuarial gains and losses and prior service costs, or as we refer to it as pension EID expense, is reported as a reconciling item in the segment disclosure that reconciles segment operating income to consolidated operating income. The change in the amount capitalized in inventory would only impact pension EID expense and would therefore have no impact on the reported segment operating income.

•                 Whether the misstatement affects the registrant’s compliance with regulatory requirements

The impact of the change would have no impact on the compliance with any regulatory requirements.

•                 Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The impact of the change would have no impact on the compliance with loan covenants of other contractual requirements.

•                 Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The impact of the change would not have a significant impact on management’s compensation. In the periods presented, a significant portion of the Company’s annual cash incentive bonus plan was weighted to operating income excluding pension EID expense. The impact of the change in capitalization would have no impact on the calculated attainment of this metric However, a portion of management’s equity compensation is based on the Company’s EPS performance, which would be impacted by this change, albeit not materially, based on the quantitative impact analysis that was prepared by the Company

U.S. Securities and Exchange Commission

January 15, 2014

•                 Whether the misstatement involves concealment of an unlawful transaction.

The impact of the change does not involve the concealment of an unlawful transaction.

The Company considered the above factors among others and determined that change in amounts of pension and OPEB benefit costs to be considered as inventoriable costs were immaterial, both quantitatively and qualitatively, taking in to account all relevant considerations.

•                 It is unclear whether you are bifurcating the components of net periodic pension costs (e.g. service cost, interest cost, etc.) between financial statement line items. Please quantify and provide us your analysis and basis for conclusions regarding the components of net periodic pension costs that you believe are subject to inventory capitalization and those that are not.

Carpenter Response

Historically, a portion of our net pension and OPEB benefit costs have been allocated to cost of sales and selling, general and administrative expenses, based on the function of the associated employees. In addition, to further clarify, historically we have capitalized in inventory only the service cost component of net periodic pension costs related to manufacturing employees. The residual net pension expense associated with current and former manufacturing employees, which is comprised of the expected return on plan assets, interest costs on the projected benefit obligations of the plans, and amortization of actuarial gains and losses and prior service costs, which we regularly refer to in our filings as  pension EID expense has historically not been considered for inventory capitalization.  As we noted in our prior response, the Company determined that the inventoriable costs associated with net periodic pension costs related to current manufacturing employees should be determined based on the aggregate expense. ASC 330-10-55-6 states that “In the aggregate, net periodic and other postretirement cost is viewed as an element of employee compensation. Therefore, when it is appropriate to capitalize employee compensation in connection with the construction or production of an asset, the net periodic and other postretirement cost applicable to the pertinent employees for the period (including interest cost), not individual components of that amount is the relevant amount.” Beginning in the second quarter of fiscal year 2014, the Company will begin to capitalize in inventory the portion of the pension EID expense related to current manufacturing employees only. Also, for the avoidance of doubt, all net pension and OPEB costs associated with non-manufacturing employees is included in selling, general and administrative expenses.

U.S. Securities and Exchange Commission

January 15, 2014

The following table illustrates and quantifies the amounts of periodic pension and OPEB benefit costs that have historically and will prospectively be subject to inventory capitalization as of June 30, 2013:

(in millions)	Periodic	Amounts Associated With:		Amounts Considered Inventoriable Costs
	pension and OPEB benefit costs	Active Manfuacturing Employees	Former Manfuacturing Employees	As Reported	Prospectively
Service cost	$28.8	$28.8	$-	$28.8	$28.8
Pension EID expense	22.9	10.0	12.9	-	10.0
Net pension and OPEB benefit costs included in cost of sales	51.7	$38.8	$12.9	$28.8	$38.8

Service cost	8.1
Pension EID expense	9.0
Net pension and OPEB benefit costs included in selling, general and adminstrative expenses	17.1

Total pension and OPEB benefit costs before impact of costs capitalized in inventory	$68.8

Amounts capitalized in inventory as of June 30, 2013 were approximately $8.7 million.

•                 We note you intend to continue to recognize pension and OPEB costs associated with former manufacturing employees in cost of sales. Please quantify those amounts for us for each period presented and explain why you believe they should be reflected in cost of sales but not subject to inventory capitalization.

Carpenter Response

The amounts of pension and OPEB benefit costs associated with former manufacturing employees included in cost of sales for the fiscal years ended June 30, 2013, 2012 and 2011 was $12.9 million, $6.1 million and $15.5 million, respectively. As discussed above, the guidance in ASC 330-10-55-6, calls for the capitalization of the net periodic and other postretirement cost applicable to the “pertinent” employees. The Company also notes the guidance in ASC 330-10-30-1, which states that, “As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to existing condition and location.” The Company does not believe the pension and OPEB benefit costs for former manufacturing employees meets the criteria for inventory capitalization. Accordingly, the Company has determined that the pension and OPEB costs associated with former manufacturing employees should be considered manufacturing period costs and not subject to inventory capitalization. The costs associated with these employees, when these employees were active, were historically included in cost of sales. For consistency purposes, the Company continues to report the pension and OPEB benefit costs associated with these employee in cost of sales.

U.S. Securities and Exchange Commission

January 15, 2014

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•                 the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-4406.

Sincerely,

/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer

Exhibit – Quantitative Analysis of Change in Inventoriable Costs

U.S. Securities and Exchange Commission

January 15, 2014

Exhibit

Quantitative Analysis of Change in Inventoriable Costs

Periods Presented Balance Sheet Impact:

	June 30,
	2013
(in millions)	As Reported	Impact of change	% of As Reported Amount

Inventories, net	$659.2	$2.7	0.4%
Total assets	$2,882.9	$2.7	0.1%

Periods  Presented Income Statement Impact:

	Year Ended June 30, 2013
		Iron Curtain Approach		Rollover Approach
(in millions, except for per share amounts)	As Reported	Impact of change	% of As Reported Amount	Impact of change	% of As Reported Amount

Income before income taxes	$216.8	$2.7	1.3%	$1.3	0.6%

Net income	$146.5	$1.7	1.2%	$0.8	0.6%

Earnings per share
Basic	$2.75	$0.03	1.1%	$0.02	0.7%
Diluted	$2.73	$0.03	1.1%	$0.02	0.7%

Exhibit – Quantitative Analysis of Change in Inventoriable Costs

U.S. Securities and Exchange Commission

January 15, 2014

	Year Ended June 30, 2012
		Rollover Approach
(in millions, except for per share amounts)	As Reported	Impact of change	% of As Reported Amount

Income before income taxes	$188.6	$(1.7)	-0.9%

Net income	$121.6	$(1.1)	-0.9%

Earnings per share
Basic	$2.55	$(0.02)	-0.8%
Diluted	$2.53	$(0.02)	-0.8%